1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 10, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/06/21:	Major resolutions of 2019 Annual General Meeting
99.02	Announcement on2019/06/22 :	Election of Directors
99.03	Announcement on 2019/06/22:	To announce the record date for dividend distribution
99.04	Announcement on 2019/06/23:	To announce the resolution of Annual General Meeting to release the restrictions on competitive activities on directors
99.05	Announcement on 2019/06/23:	Member of the Board of Directors Compensation Committee transaction
99.06	Announcement on 2019/06/23:	To announce the new members of the Audit Committee
99.07	Announcement on 2019/06/24:	To announce the new members of the Board of Directors Compensation Committee
99.08	Announcement on 2019/06/24:	Chi-Mau Sheih continues to be the Chairman for the new term
99.09	Announcement on 2019/06/24:	The board of directors appointed the Chairman as CEO
99.10	Announcement on 2019/06/24:	The Board continued appointing Shui-Yi Kuo President
99.11	Announcement on 2019/06/27:	Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company.
99.12	Announcement on 2019/06/28:	Chunghwa Telecom to hold conference call for the second quarter 2019 results
99.13	Announcement on 2019/07/10:	Chunghwa Telecom announces its operating results for June 2019

99.14	Announcement on 2019/07/10 :	June 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Major resolutions of 2019 Annual General Meeting

Date of events: 2019/06/21

Contents:

1.Date of the shareholders' meeting:2019/06/21

2.Important resolutions (1)profit distribution/deficit compensation:

Approval of the ratification of 2018 earnings distribution proposal. The cash dividend is NT$4.479 per share.

3.Important resolutions (2)amendments of the corporate charter:

Approval of the amendment to the Articles of Incorporation.

4.Important resolutions (3)business report and financial statements:

Approval of the ratification of 2018 business report and financial statements.

5.Important resolutions (4)elections of board of directors and supervisors:

The election of the Company's 9th term directors, 13 directors in total, including 5 independent directors.

Directors:

   Chi-Mau Sheih, Representative of the MOTC

   Shui-Yi Kuo, Representative of the MOTC

   Yu-Lin Huang, Representative of the MOTC

   Shin-Yi Chang, Representative of the MOTC

   Ho-Ting Huang, Representative of the MOTC

   Sin-Horng Chen, Representative of the MOTC

   Hung-Yi Hsiao, Representative of the MOTC

   Chin Tsai Pan, Representative of the MOTC

Independent Directors:

   Lo-Yu Yen, JenRan Chen, Yu-Fen Lin, Chung-Chin Lu, Yi- Chin Tu.

6.Important resolutions (5)other proposals:

1) Approval of the release of restrictions on competitive activities on the directors of the 9th board of directors.

2) Approval of the amendment to the ”Procedures for Acquisition or Disposal of Assets”, the ”Operational Procedures for Loaning Funds to Others” and the ”Operational Procedures for Endorsements /Guarantees”.

7.Any other matters that need to be specified: The term of the 9th term directors begins on June 21, 2019 and ends on June 20, 2022.

EXHIBIT 99.02

Election of Directors

Date of events: 2019/06/21

Contents:

1.Date of occurrence of the change:2019/06/21

2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor): juristic-person director, independent director

3.Title, name and resume of the replaced personnel:

Representative of the Ministry of Transportation and Communications (MOTC)

  Chi-Mau Sheih：Chairman& CEO of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC)

  Shui-Yi Kuo：President of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC)

  Yu-Lin Huang：Political Deputy Minister of the MOTC

Representative of the Ministry of Transportation and Communications (MOTC)

  Mu-Han Wang：Senior Counselor and concurrently serves as the Director General of Office of Science and Technology Advisors of the MOTC

Representative of the Ministry of Transportation and Communications (MOTC)

  Yi-Bing Lin：The UST (University System of Taiwan) Vice Chancellor of the National Chiao Tung University

Representative of the Ministry of Transportation and Communications (MOTC)

  Wei-Ming Chang：Director of the Department of Planning of the Directorate  General of Budget, Accounting and Statistics (DGBAS) at the Executive Yuan

Representative of the Ministry of Transportation and Communications (MOTC)

  Yih-Yu Lei：Former COO of Gogoro

Representative of the Ministry of Transportation and Communications (MOTC)

  Chin-Tsai Pan：Executive Director of Chunghwa Telecom Workers' Union

Independent Director

Kuo-Long Wu：Consultant of NIIEPA (National Information Infrastructure Enterprise Promotion Association).

Independent Director

Lo-Yu Yen：Co-founder and Principal of AAMA Taipei Cradle Program

Independent Director

JenRan Chen：Executive Board Director of Pixnet Digital Media Technology Co., Ltd.

Independent Director

Yu-Fen Lin：Managing Partner of Law & Honor, Attorneys-at-Law

Independent Director

  Chung-Chin Lu：Professor in the Department of Electrical Engineering, National Tsing Hua University

4.Title, name and resume of the new personnel:

Representative of the Ministry of Transportation and Communications (MOTC)

  Chi-Mau Sheih：Chairman& CEO of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC)

  Shui-Yi Kuo：President of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC)

  Yu-Lin Huang：Political Deputy Minister of the MOTC

Representative of the Ministry of Transportation and Communications (MOTC)

Shin-Yi Chang：Director of the Accounting Department of the MOTC

Representative of the Ministry of Transportation and Communications (MOTC)

  Ho-Ting Huang：Counselor of the MOTC

Representative of the Ministry of Transportation and Communications (MOTC)

  Sin-Horng Chen：Senior Vice President, National Chiao Tung University

Representative of the Ministry of Transportation and Communications (MOTC)

  Hung-Yi, Hsiao：Professor and Dean of Student Affairs, Department of Law, School of Laws, Soochow University

Representative of the Ministry of Transportation and Communications (MOTC)

  Chin-Tsai Pan：Executive Director, Chunghwa Telecom Workers’ Union

Independent Director

  Lo-Yu Yen：Co-founder and Principal of AAMA Taipei Cradle Program

Independent Director

  JenRan Chen：Executive Board Director of Pixnet Digital Media Technology Co., Ltd

Independent Director

  Yu-Fen Lin：Managing Partner of Law& Honor, Attorneys-at-Law

Independent Director

  Chung-Chin Lu：Professor in the Department of Electrical Engineering, National Tsing Hua University

Independent Director

  Yi-Chin Tu：Chairman of AI Labs Taiwan

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ): Tenure expired

6.Reason for the change: Tenure expired and the whole Board is re-elected.

7.Number of shares held by the new personnel at the time of appointment:2,737,718,976 shares held by the MOTC

8.Original term (from __________ to __________): from 2016/06/24 to 2019/06/23

9.Effective date of the new appointment: 2019/06/21

10.Rate of turnover of directors of the same term: The whole Board is re-elected.

11.Rate of turnover of supervisor of the same term: NA

12.Rate of turnover of independent director of the same term: The whole Board is re-elected.

13.Change in one-third or more of directors (“Yes” or “No”):No

14.Any other matters that need to be specified: None

EXHIBIT 99.03

To announce the record date for dividend distribution

Date of events: 2019/06/21

Contents:

1.Date of the resolution by the board of directors or shareholders' meeting or decision by the Company:2019/06/21

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”):Ex-dividend

3.Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$4.479 per share.

4.Ex-rights (ex-dividend) trading date:2019/07/25

5.Last date before book closure:2019/07/26

6.Book closure starting date:2019/07/27

7.Book closure ending date:2019/07/31

8.Ex-rights (ex-dividend) record date:2019/07/31

9.Any other matters that need to be specified: Cash dividend is expected to be distributed on August 28, 2019.

EXHIBIT 99.04

To announce the resolution of Annual General Meeting to release the restrictions on competitive activities on directors

Date of events: 2019/06/21

Contents:

1.Date of the shareholders' meeting resolution:2019/06/21

2.Name and title of the director with permission to engage in competitive conduct:

  Independent director：Lo-Yu Yen

  Independent director：JenRan Chen

  Independent director：Yu-Fen Lin

  Director：Shin-Yi Chang

3.Items of competitive conduct in which the director is permitted to engage:

  (1)Lo-Yu Yen：Eslite Spectrum Corporation, Independent director

                Social Enterprise Insights Corporation, Director

                Sinyi Realty Inc., Independent director

                Chinese Television System, Representative of Juristic Person Director

  (2)JenRan Chen：Pixnet Digital Media Technology Co., Ltd, Executive Board Director

  (3) Yu-Fen Lin：ShareHope Medicine, Co., Ltd., Independent director

  (4) Shin-Yi Chang：Taipei Rapid Transit Corporation (TRTC), Taiwan

                   International Ports Corporation Ltd., Director

4.Period of permission to engage in the competitive conduct:

  During the term of being a director of the Company.

5.Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

  The approval resolution was adopted by a majority of the shareholders present who represent two-thirds or more of the total number of the Company's outstanding shares.

6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter ”not applicable” below):

  Not applicable

7.Company name of the mainland China area enterprise and the director's position in the enterprise: Not applicable

8.Address of the mainland China area enterprise: Not applicable

9.Business items of the mainland China area enterprise: Not applicable

10.Degree of effect on the Company's finances and business: None

11.If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio: Not applicable

12.Any other matters that need to be specified: None

EXHIBIT 99.05

Member of the Board of Directors Compensation Committee transaction

Date of events: 2019/06/21

Contents:

1.Date of occurrence of the change:2019/06/21

2.Name of the functional committees: The Compensation Committee

3.Name and resume of the replaced member:

JenRan Chen, Executive Board Director, Pixnet Didital Media Technology Co., Ltd.

Lo-Yu Yen, Co-founder, AMMA Taipei Cradle Program

Yu-Fen Lin, Managing Partner, Lex&Honor Law Offices

4.Name and resume of the new member: None

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):tenure expired

6.Reason of the change: Independent Director tenure expired

7.Original term (from __________ to __________): from 2016/06/27 to 2019/06/23

8.Effective date of the new member: NA

9.Any other matters that need to be specified: None

EXHIBIT 99.06

To announce the new members of the Audit Committee

Date of events: 2019/06/21

Contents:

1.Date of occurrence of the change:2019/06/21

2.Name of the functional committees:The Audit Committee

3.Name and resume of the replaced member:

  Kuo-long Wu; National Information Infrastructure Enterprise Promotion Association CEO

  Lo-Yu Yen; Co-founder and Principal of AAMA Taipei Cradle Program

  JenRan Chen; The Executive Board Director of Pixnet Digital Media Technology Co., Ltd.

  Yu-Fen Lin; Managing Partner, Law & Honor, Attorneys-at-Law

  Chung-Chin Lu; Professor in the Department of Electrical Engineering, National Tsing Hua University

4.Name and resume of the new member:

  Lo-Yu Yen; Co-founder and Principal of AAMA Taipei Cradle Program

  JenRan Chen; The Executive Board Director of Pixnet Digital Media Technology Co., Ltd.

  Yu-Fen Lin; Managing Partner, Law & Honor, Attorneys-at-Law

  Chung-Chin Lu; Professor in the Department of Electrical Engineering, National Tsing Hua University

  Yi- Chin Tu; Chairman, AI Labs Taiwan

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):

  tenure expired

6.Reason of the change:Independent directors are re-elected.

7.Original term (from __________ to __________): from 2016/06/24 to 2019/06/23

8.Effective date of the new member: 2019/06/21

9.Any other matters that need to be specified: The Audit Committee is composed of the whole newly elected independent directors.

EXHIBIT 99.07

To announce the new members of the Board of Directors Compensation Committee

Date of events: 2019/06/24

Contents:

1.Date of occurrence of the change:2016/06/24

2.Name of the functional committees: The Compensation Committee

3.Name and resume of the replaced member: None

4.Name and resume of the new member:

  JenRan Chen, independent director of the company

  Lo-Yu Yen, independent director of the company

  Yu-Fen Lin, independent director of the company

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):new appointment

6.Reason of the change: The election of the Company's Directors

7.Original term (from __________ to __________): from 2019/06/24 to 2022/06/20

8.Effective date of the new member:2019/06/24

9.Any other matters that need to be specified: None

EXHIBIT 99.08

Chi-Mau Sheih continues to be the Chairman for the new term

Date of events: 2019/06/24

Contents:

1.Date of the board of directors resolution or date of occurrence of the change: 2019/06/24

2.Type of personnel (chairman or general manager): Chairman

3.Name and resume of the replaced personnel:

Chi-Mau Sheih, Chairman of Chunghwa Telecom Co., Ltd., Master's degree in Business Administration from National Taiwan University

4.Name and resume of the new personnel:

Chi-Mau Sheih, Chairman of Chunghwa Telecom Co., Ltd., Master's degree in Business Administration from National Taiwan University

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): tenure expired, new appointment

6.Reason for the change: Resolution of the 9th term of Board

7.Effective date of the new appointment: 2019/06/24

8.Any other matters that need to be specified: None

EXHIBIT 99.09

The board of directors appointed the Chairman as CEO

Date of events: 2019/06/24

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): important personnel

2.Date of occurrence of the change: 2019/06/24

3.Name, title, and resume of the replaced person:

Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom Co., Ltd., Master's degree in Business Administration from National Taiwan University.

4.Name, title, and resume of the replacement:

Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom Co., Ltd., Master's degree in Business Administration from National Taiwan University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): new replacement

6.Reason for the change: Resolution of the 9th term of Board

7.Effective date: 2019/06/24

8.Any other matters that need to be specified: None

EXHIBIT 99.10

The Board continued appointing Shui-Yi Kuo President

Date of events: 2019/06/24

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2019/06/24

2.Type of personnel (chairman or general manager):general manager

3.Name and resume of the replaced personnel:

Shui-Yi Kuo, President of Chunghwa Telecom Co., Ltd., Master's degree in Accounting from National Chengchi University.

4.Name and resume of the new personnel:

Shui-Yi Kuo, President of Chunghwa Telecom Co., Ltd., Master's degree in Accounting from National Chengchi University.

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): tenure expired, new appointment

6.Reason for the change: Resolution of the 9th term of Board

7.Effective date of the new appointment: 2019/06/24

8.Any other matters that need to be specified:

Mr. Shui-Yi Kuo will remain Chief Financial Officer until a successor has been identified.

EXHIBIT 99.11

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company.

Date of events: 2019/06/27

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

1)3F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

2)8F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

3)5F., No. *, Huaxin St., North Dist., Taichung City

4)Rm. 313, 3F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City

5)Rm. 311、312, 3F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City

2.Date of the occurrence of the event: 2019/06/27

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

1)Lease area of 3F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei

  City: About 174.5 ping

   Price per unit: NT$1,370 per ping per month

   Total monthly：NT$239,065 (VAT included)

   Total transaction amount: NT$5,737,560 (VAT included)

   Right-of-use asset: NT$5,409,241

2)Lease area of 8F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City:

  about 64.29 ping

  Price per unit: NT$1,409.99 per ping per month,

  total monthly：NT$90,648.66 (VAT included)

  Total transaction amount: NT$1,087,784 (VAT included)

  Right-of-use asset: NT$1,030,975

3)Lease Area of 5F., No.*, Huaxin St., North Dist., Taichung City: about

  33.06 ping

  Price per unit: NT$272.23 per ping per month ,

  total monthly： NT$9,000 (VAT included)

  Total transaction amount: NT$216,000 (VAT included)

  Right-of-use asset: NT$203,640

4)Lease Area of Rm. 313, 3F., No. 20*, Zhisheng Rd., Zuoying Dist.,

  Kaohsiung City: 20 pings

  Price per unit: NT$800 per ping per month,

  total monthly：NT$16,000 (VAT included)

  Total transaction amount: NT$560,000 (VAT included)

  Right-of-use asset: NT$525,409

5)Lease Area of Rm. 311、312, 3F., No. 20*, Zhisheng Rd., Zuoying Dist.,

  Kaohsiung City: 55 ping

  Price per unit: NT$906.36 per ping per month,

  total monthly：NT$49,850 (VAT included)

  Total transaction amount: NT$1,561,967 (VAT included)

  Right-of-use asset: NT$1,467,889

The sum of transaction amount above: NT$9,163,311 (VAT included)

The sum of right-of-use assets above: NT$8,637,154

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

1)Delivery or payment terms: monthly payment

  Lease period: 108/12/01~110/11/30

  Contractual restrictions and other important appointments: None

2)Delivery or payment terms: quarterly payment

  Lease period: 108/10/01~109/09/30

  Contractual restrictions and other important appointments: None

3)Delivery or payment terms: monthly payment

  Lease period: 108/10/01~110/09/30

  Contractual restrictions and other important appointments: None

4)Delivery or payment terms: monthly payment

  Lease period: 108/08/01~111/06/30

  Contractual restrictions and other important appointments: None

5)Delivery or payment terms: monthly payment

  Lease period: 108/11/21~111/06/30

  Contractual restrictions and other important appointments: None

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Trading decision method and price reference basis: bargaining according to market conditions Decision-making department: board of directors

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Name of the appraiser: N/A

12.Practice certificate number of the appraiser: N/A

13.Is the appraisal report price a limited price or specific price?: N/A

14.Has an appraisal report not yet been obtained?: N/A

15.Reason for an appraisal report not been obtained: N/A

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.Name of the CPA firm: N/A

18.Name of the certifying CPA: N/A

19.The practice certificate number of the CPA: N/A

20.Broker and broker's fee: N/A

21.Concrete purpose or use of the acquisition or disposal: Office premises

22.Do the directors have any objection to the present transaction?: No

23.Is it a related party transaction?: Yes

24.Date of the board of directors’ resolution: 2019/06/27

25.Date of the recognition of the supervisors

or the board of independent directors’ resolution: 2019/06/27

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?: Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:  N/A

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:  N/A

29.Any other matters that need to be specified: None

EXHIBIT 99.12

Chunghwa Telecom to hold conference call for the second quarter 2019 results

Date of events: 2019/07/31

Contents:

1.Date of the investor conference:2019/07/31

2.Time of the investor conference:15:00 Taipei time

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference:

Please refer to https://www.cht.com.tw/chtir at 14:30 on July 31, 2019 Taipei time.

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw.

6.Will the presentation be released in the Company’s website: Presentation will be released on https://www.cht.com.tw/chtir.

7.Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.13

Chunghwa Telecom announces its operating results for June 2019

Date of events: 2019/07/10

Contents:

1.Date of occurrence of the event:2019/07/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for June 2019 was NT$ 16.89 billion. Compared to the same period last year, mobile sales revenue increased due to the lower base period last year, while mobile service revenue decreased owing to a higher base period last year and the continued market competition, which offset the increase of application VAS revenue under internet segment, revenue from services provided to the government, ICT Project revenue and MOD revenue. Operating costs and expenses were NT$ 13.27 billion. Operating income was NT$ 3.61 billion. Income before tax was NT$ 3.89 billion. Net income attributable to stockholders of the parent company was NT$ 3.14 billion. EPS was NT$0.41.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.14

Chunghwa Telecom

July 10, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
June	Net sales	16,889,417	16,845,033	(+)44,384	(+)0.26%
Jan-June	Net sales	101,439,336	107,290,717	(-)5,851,381	(-)5.45%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,928,919

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	247,073
	Fair Value	3,071
	The amount of unrealized gain(loss) recognized this year	3,968

Settled Position	Total amount of contract	278,571
	The amount of realized gain(loss) recognized this year	-2,997

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	126,579
	Fair Value	1,803
	The amount of unrealized gain(loss) recognized this year	733

Settled Position	Total amount of contract	424,275
	The amount of realized gain(loss) recognized this year	-1,647

b Trading purpose : None